Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business Editors:
           Claude Resources Inc. Provides Production and Costs Guidance

           <<
           "Cash Operating Costs at Seabee drops to US$565 per oz for the fourth quarter of 2008"

           Toronto Stock Exchange
           Trading symbol - CRJ
           AMEX - CGR
           >>

           SASKATOON, March 2 /CNW/ - Claude Resources Inc. (CRJ-TSX ; CGR-AMEX)
reported on January 7, 2009 gold production results of 45,466 ounces including
13,551 ounces in the fourth quarter and 25,513 ounces in the second half. This is a production increase of 28% from the first half of 2008. Unaudited cash operating costs for the fourth quarter are estimated to be about $565 US per
oz.
           2009 forecasted production is estimated to range from 48,000-54,000 ozs of gold with about 11,000 oz of gold expected in the first quarter. This would represent a 31% increase quarter over quarter from 2008 and a 6% to 10%
increase year over year from 2008. At current exchange rates, cash operating costs for 2009 are estimated to range from $550 to $580 US per oz.
           "In 2009, Claude Resources Inc. forecasts to produce from its satellite deposit at Santoy 7 as well as the Seabee Mine. In addition, the Company plans on continuing with an underground bulk sample program at Porky West and pending environmental approval and permits, to move Santoy 8 towards commercial production. Investments in the Seabee property over the last two years have provided us a foundation for safe, responsible, cost effective and growing operation on a forward basis," said Philip Ng, Vice President, Mining
Operations.

           Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company. The Company also owns producing oil and natural gas assets.
The Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 840,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

           CAUTION REGARDING FORWARD-LOOKING INFORMATION

           This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results. Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.
Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

           %SEDAR: 00000498E          %CIK: 0001173924

           /For further information: Neil McMillan, President & CEO, Claude
Resources Inc., Phone: (306) 668-7505 or Philip Ng, Vice President, Mining
Operations, Claude Resources Inc., Phone: (306) 668-7505, Email:
clauderesources(at)clauderesources.com, Website: www.clauderesources.com/
           (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 09:43e 02-MAR-09